UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING (Amended)

This "Amendment" is due to several typo errors for the Form 12b-25 filed on February 14, 2002.
(Check One):  Form 10-K  Form 20-F  Form 11-K X Form 10-Q
 Form N-SAR
SEC FILE NUMBER 33-37809-NY
CUSIP NUMBER 148452 10 5
For Period Ended: _____________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
Nothing in this form shall be construed to imply that the Commission
18:    has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Form 10-QSB for the period ending December 31, 2001

PART I -- REGISTRANT INFORMATION
Castle Holding Corp.
 Full Name of Registrant
Former Name if Applicable
45 Church Street
Address of Principal Executive Office (Street and Number)
Freeport, NY 11520
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.



PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company's independent auditors are in the process of completing their review of its financial statements for the three-months ended December
31, 2001, and management believes that this review will be completed within the 5-day time frame allotted through this Notification of Late Filing.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Michael T. Studer
        (Name)
      516
(Area Code)
         771-3057
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No
_______________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Castle Holding Corp.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 19, 2002  By: /S/ Michael T. Studer
                                 Secretary/Treasurer